Exhibit (23)

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 33-52499 and 333-84803) pertaining to the Pre-Tax Savings Plan (Bowling Green – Hose) of Cooper Tire & Rubber Company of our report dated June 7, 2001, with respect to the financial statements and schedule of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Bowling Green – Hose) included in this Annual Report (Form 11-K) for the year ended December 31, 2000.

/s/ Ernst & Young LLP
ERNST & YOUNG LLP

Toledo, Ohio
June 25, 2001

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